Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	   Twelve Months
	      Ended
	   June 30,1996

Net Income	$ 69,192

Income Taxes	   33,807
	$ 102,999



Fixed Charges:
	Interest	$ 48,255
	Amortization of Debt Discount,
		Expense and Premium	1,567
	Rentals	  34,925
			$ 84,747



Earnings Before Income Taxes
	and Fixed Charges	$187,746



Ratio of Earning to Fixed Charges	    2.22 x